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SEC FILE NUMBER
1-16119

CUSIP NUMBER
784121105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
PharmaNet Development Group, Inc.

Full Name of Registrant

Former Name if Applicable
504 Carnegie Center

Address of Principal Executive Office (Street and Number)
Princeton, New Jersey 08540

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PharmaNet Development Group, Inc. (the “Company”) will not file its Form 10-K by March 17, 2008. The Company’s management and its independent registered public accounting firm need additional time to finalize the year-end audit, primarily relating to specific tax matters and to ensure that the Company’s accounting and disclosure of material tax information in its Form 10-K are complete and accurate for the year ended December 31, 2007. The Company expects to file its Form 10-K for the year ended December 31, 2007 within 5 to 8 business days.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John P. Hamill	(609)	951-6800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s direct revenue, which does not include reimbursed out-of-pocket expenses, for the year ended December 31, 2007 was approximately $362.5 million as compared to direct revenue of $302.4 million for the year ended December 31, 2006. The Company’s net earnings from continuing operations for the year ended December 31, 2007 was approximately $12.1 million as compared to net earnings from continuing operations of $6.1 million for the year ended December 31, 2006. Total costs and expenses for the year ended December 31, 2007 were $448.8 million as compared to total costs and expenses of $394.0 million for the year ended December 31, 2006. Interest expense for the year ended December 31, 2007 was $6.3 million as compared to $8.1 million for the year ended December 31, 2006. The income tax expense for the year ended December 31, 2007 was $2.3million as compared to an income tax benefit of $3.6 million for the year ended December 31, 2006. The differences in direct revenue, net earnings, total costs and expenses, interest expense and income tax expense result principally from normal business fluctuations. All financial results reflect continuing operations only, unless otherwise stated. As a result of discontinued operations, certain prior year balances have been reclassified to conform to the current year presentation. In addition, the Company has made certain reclassifications, primarily related to rent escalation clauses, lessor incentives and payroll-related costs, in connection with moving certain operations from the early stage segment to the late stage segment in 2007.

PharmaNet Development Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ John P. Hamill

John P. Hamill, EVP and Chief Financial Officer